November 12, 2009
H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Eagle Rock Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed March 8, 2009 and August 10, 2009
File No. 1-33016
Dear Mr. Schwall:
          Thank you for the comments included in your letter dated October 30, 2009. I have reproduced each of your comments below and have included specific responses in boldface print following each comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Business, page 1
1.	For ease of comprehension, please include an organizational chart that illustrates the relationship among you, your general partner, your general partner’s general partner, your operating subsidiaries and Natural Gas Partners.

Response:
          We note your comment and propose to include in our future annual reports on Form 10-K the organizational chart attached to this letter as Annex A, or a substantially similar chart based on the then-current organization of the registrant. Please note that the attached organizational chart does not provide detail as to our multiple operating subsidiaries but lists “Operating Subsidiaries” as a general category of subsidiaries. We believe that our narrative description of our ownership and organizational enterprise in our annual report on Form 10-K, including our list of subsidiaries included on Exhibit 21.1, along with the organizational chart attached as Annex A to this letter will provide sufficient detail to the public holders of our common units to understand our ownership and structure.

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
          Although the organizational chart does provide additional visual understanding of our ownership and organizational enterprise, we do not believe that its omission is materially misleading to a reader of our annual report on Form 10-K for the year ended December 31, 2008. Therefore, we respectfully request that compliance with this Comment 1 apply to future annual reports on Form 10-K and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
Sale of Unregistered Securities, page 77
2.	Please revise to include the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for each sale of unregistered securities and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response:
          We note your comment and direct you to our current report on Form 8-K filed on October 1, 2008. In that Form 8-K, we reported the exemption from registration which was claimed for our sale of unregistered securities in connection with our acquisition of Millennium Midstream Partners, L.P. In that transaction, we issued 4,000,000 of our common units in a private placement exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
          Because the disclosure was included in a current report on Form 8-K, in accordance with Part II, Item 5(a) of Form 10-K, we are not required to furnish the same information in the annual report on Form 10-K. Therefore, because we are in compliance with the requirements for disclosure in Form 10-K, we respectfully request that we not be required to file an amendment to our annual report on Form 10-K for the year ended December 31, 2008 as a result of this Comment 2.
Quarterly Financial Data, page 84
3.	Please revise your disclosure in future filings to describe the effects of any unusual or infrequently occurring items recognized in each full quarter, as required by Regulation S-K Item 302(a)(3), such as your reported impairment charges.

Response:
          We note your comment and intend to disclose in future annual reports on Form 10-K the effects of any unusual or infrequently occurring items recognized, as required by Regulation S-K Item 302(a)(3), for each full quarter.

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
Cash Flows Year Ended 2008 Compared to Year Ended 2007, page 121
4.	Please revise your disclosure in future filings to expand your discussion of cash flows to address the underlying sources of those cash flows that have materially varied, as depicted in your statement of cash flows. Refer to Financial Reporting Codification 501.13.b.

Response:
          We note your comment and intend to disclose in future filings a discussion of cash flows to address the underlying sources of those cash flows that have materially varied, as depicted in our statement of cash flows. By way of example, we have included the following language on page 46 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009:
“Cash Flow from Operating Activities. Cash flows from operating activities decreased $90.4 million during the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008 as a result of lower commodity prices across our three businesses and reduced NGL equity volumes in the Midstream Business. These lower commodity prices resulted in lower cash flows from the sale of our equity crude oil, natural gas and natural gas liquids volumes. The lower commodity prices also had a direct result in the decrease in our working capital. Specifically contributing to the decrease in cash flows from operating activities was the $50.9 million decrease in accounts payable, as discussed above. Lower commodity prices also resulted in us realizing settlement gains during the nine months ended September 30, 2009, of which $8.3 million of cash received was reclassified to cash from financing activities, compared to $15.5 million of payments being reclassified during the nine months ended September 30, 2008. In addition, our cash flows from operating activities for the nine months ended September 30, 2009, includes a payment of $13.9 million to reset certain derivative contracts, as discussed within “Hedging Strategy” below.
Cash Flows from Investing Activities. Cash flows used for investing activities for the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, decreased by $100.5 million due to acquisitions completed in 2008. During the nine months ended September 30, 2008, we paid $81.3 million, net of cash acquired, for our acquisition of Stanolind. During the nine months ended September 30, 2009, we did not make any acquisitions. The investing activities for the current period reflect additions to property, plant and equipment expenditures of $29.4 million versus $45.3 million for the prior year period. This decrease is attributable to lower well-connect activity in our Midstream Business resulting from the reduced drilling activity of our producer customers, as well as lower capital spending associated with the maintenance of our Big Escambia Creek (“BEC”) facility, for which we performed a scheduled turnaround during the nine months ended September 30, 2008.
Cash Flows from Financing Activities. Cash flows used for financing activities during the nine months ended September 30, 2009, were $50.9 million versus cash flows provided by financing activities of $128.5 during the nine months ended September 30, 2008. Key differences between periods include net payments to our revolving credit facility of $25.0 million during the nine months ended September 30, 2009, as compared to net proceeds of $232.3 million from our revolving credit facility during the nine months ended September 30, 2008. The net proceeds received during the nine months ended September 30, 2008, were used for our acquisition of Stanolind and our acquisition of MMP, which closed on October 1, 2008. Distributions to members decreased to cash outflows of $34.2 million during the nine months ended September 30, 2009, as compared to $87.6 million during the nine months ended September 30, 2008 as a result of reducing our quarterly distribution to $0.025 from $0.41 as discussed above.”

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
Disclosure Controls and Procedures, page 133
5.	You state that disclosure controls and procedures can provide only reasonable assurance of achieving the desired control objective. In future filings please set forth your conclusions, if true, that disclosure controls and procedures are, in fact, effective at the reasonable assurance level. Please refer to www.sec.gov/rules/final/33-8238.htm Section II.F.4.

Response:
          We note your comment and intend to disclose in future filings our conclusions that disclosure controls and procedures, if true, are effective at the reasonable assurance level. By way of example, we have included the following language on page 51 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009:
“Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”
Long-Term Incentives, page 142
6.	We note that the payout hurdles related to your long-term incentive units are “considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been asked by NGP not to disclose these performance targets....” Please verify and provide information regarding any pending request for confidential treatment with regard to the payout hurdles. To the extent you are relying on your belief that disclosing the payout hurdles would result in competitive harm such that the payout hurdles could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:
          We note your comment and pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we determined that the confidential time-vesting requirements and payout hurdles of

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
Holdings may be of relevance to competitors of Natural Gas Partners (“NGP”) and having that information known by NGP’s competitors could place NGP at a competitive disadvantage. Holdings and NGP requested that we not disclose this proprietary information in our periodic reports. Therefore, we did not disclose the time-vesting requirements and payout hurdles in our annual report on Form 10-K for the year ended December 31, 2008.
          Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, “a registrant is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on this instruction...” At this time, as per Instruction 4 to Item 402(b), we have not sought confidential treatment of the time-vesting requirements and payout hurdles of Holdings related to the long-term incentive units under the procedures in the Securities Act and the Exchange Act.
          According to the same Instruction 4, a registrant is not required to disclose target levels with respect to specific quantitative and qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, if the disclosure would result in competitive harm. The standard used when applying for confidential treatment pursuant to the procedures in the Securities Act and Exchange Act is the same standard used when determining competitive harm pursuant to Instruction 4. The management of the general partner of our general partner determined that the disclosure of the time-vesting requirements and payout hurdles would result in competitive harm to NGP and since we are controlled by NGP, it could result in competitive harm to us. As we stated in our annual report on Form 10-K for the year ended December 31, 2008, the payout goals are confidential and were set by NGP in negotiations with the limited partners of Holdings. We also stated in the same annual report that "[b]ecause these time-vesting requirements and payout hurdles are considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been asked by NGP not to disclose these performance targets in this Annual Report on Form 10-K.” Additionally, we have determined that disclosure of the payout hurdles is not necessary for the protection of investors and is not material to investors; however, the information for which confidential treatment is sought may be of relevance to NGP’s competitors, who would otherwise not have access to such information, because we (at the request of Holdings and NGP) take measures to safeguard and retain the confidential nature of such information.
          At the time we prepared the CD&A in our annual report on Form 10-K for the year ended December 31, 2008, management was not able to determine if it would be difficult for Holdings’ to meet the payout hurdles because these payout hurdles are determined several years in the future. However, based on your Comment 6 and based on our prior discussions with the Commission in connection with our grant of confidentiality relating to certain financial targets and goals set forth in our 2009 Short Term Incentive Bonus Plan, received on June 10, 2009, we intend to discuss in our annual report on Form 10-K for the year ending December 31, 2009 the difficulty or ease of our ability to meet the target

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
financial and operational goals for any new bonus plan we establish for 2010 and to discuss in greater detail, to the extent it does not cause competitive harm, Holdings’ ability to achieve the payout hurdles in 2010. Therefore, we respectfully request that compliance with this Comment 6 apply to future reports and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
Compensation Tables, page 151
7.	Please provide a title to each table which clearly identifies the table.

Response:
          We note your comment and intend to include a title for each table which clearly identifies the table in our future annual reports on Form 10-K or separate proxy statement which includes the information required under Part III to Form 10-K, as the case may be. Because we believe our annual report on Form 10-K for the year ended December 31, 2008 is not materially misleading without these titles because the headings for the sections in which the tables appear are descriptive of the nature of the tables, we respectfully request that compliance with this Comment 7 apply to future annual reports on Form 10-K or separate proxy statement, which includes the information required under Part III to Form 10-K, as the case may be, and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
Disclosure Controls and Procedures, page 133
8.	We note your statements that “In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
Response:
          As noted in our response to Comment 5 above, we intend to disclose in future filings our conclusions that disclosure controls and procedures, if true, are effective at the reasonable assurance level. By way of example, we have included the following language on page 51 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009:
“Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”
          Because we believe our annual report on Form 10-K for the year ended December 31, 2008 is not materially misleading without this specific qualifier and in keeping with the suggestion in Comment 5 above, we respectfully request that compliance with this Comment 8 apply to future reports and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
Remediation of 2007 Material Weaknesses, page 134
9.	We note your disclosure of your remediation efforts of material weaknesses during the fiscal year 2008 and that remediation efforts continued as of December 31, 2008 with regard to your internal control environment and midstream cost of natural gas and natural gas liquids material weaknesses. Please revise to provide further disclosure to explain how management has determined that disclosure controls and procedures and internal control over financial reporting are now effective given the continued remediation of material weaknesses.

Response:
          We note your comment and would like to point out that there were not any remediation efforts continuing as of December 31, 2008 with regard to our internal control environment and midstream cost of natural gas and natural gas liquids material weaknesses previously identified. In fact, those material weaknesses were remediated during 2008 and continued to be remediated as of December 31, 2008. In other words, the remediation efforts were successful and continued to be successful as of December 31, 2008. The language from page 134 of our annual report on Form 10-K for the year ended December 31, 2008, is as follows:

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
“Internal Control Environment. Additional qualified financial reporting and accounting personnel were hired and trained, and turnover was reduced. Many of the additional staff were charged with and responsible for performing supervisory reviews and other monitoring activities over financial reporting matters and controls. Management also provided COSO training, which included clear communication of management and the employee’s roles and responsibilities related to internal controls over financial reporting, across the Partnership. Remediation of this material weakness was initially disclosed in the Partnership’s second quarter Form 10-Q of 2008. Management has determined that this material weakness continued to be remediated at December 31, 2008. (emphasis added)
“Midstream Cost of Natural Gas and Natural Gas Liquids. Management implemented additional controls related to the loading and maintenance of monthly index pricing in the revenue system associated with the Midstream Business. Remediation of this material weakness was initially disclosed in the Partnership’s second quarter Form 10-Q of 2008. Management has determined that this material weakness continued to be remediated at December 31, 2008.”(emphasis added)
          Based on our efforts during 2008 to remediate the material weaknesses that our management identified in 2007, as indicated in the quoted language above, the material weaknesses were remediated prior to the end of 2008 and continued to be remediated as of December 31, 2008. There were no ongoing remediation efforts. Therefore, it was appropriate for management to conclude that the registrant’s disclosure controls and procedures and internal control over financial reporting was effective as of December 31, 2008. Further, our independent registered public accounting firm, Deloitte & Touche LLP, provided an attestation, which is included on page 135 of our annual report on Form 10-K for the year ended December 31, 2008, which states in part:
“In our opinion, the Partnership maintained in all material respects effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.”
          Because we believe our annual report on Form 10-K for the year ended December 31, 2008 adequately states that no ongoing remediation efforts with regard to our previously described material weaknesses were continuing at December 31, 2008 and because it was appropriate for our management to come to the conclusion that the controls were effective (noting our responses to Comments 5 and 8 for future reports), we do not believe any further action is necessary for this Comment 9.
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page F-10
10.	We note you have recorded impairment of your Midstream business due to a substantial decline in commodity prices. Further clarify how the decrease in commodity prices impacted the recoverability of your processing plants, pipelines and contracts. In this

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
respect, explain how the decrease in commodity prices affected the estimated future cash flows associated with these assets.

Response:
          We note your comment and intend to disclose in future reports, when required, how the decrease in commodity prices has impacted the recoverability of our processing plants, pipelines and contracts and the estimated future cash flows associated with these assets.
          We also note that on page 66 of our annual report on Form 10-K for the year ended December 31, 2008, in our discussion of risk factors, we explain to our readers that, “[l]ow oil and gas prices directly result in reduced drilling activity and declines in future cash flows within our Midstream Business.” Because we believe our annual report on Form 10-K for the year ended December 31, 2008 is not materially misleading without this specific information regarding the impairment of our Midstream business in Note 2, we respectfully request that compliance with this Comment 10 apply to future reports and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
Certifications, exhibit 31.1 and 31.2
11.	Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” was omitted from paragraph 4(d).

Response:
          We note your comment and have reviewed our certifications set forth in Item 601(b)(31) for our annual report on Form 10-K for the year ended December 31, 2008 and agree that the parenthetical phrase described above was omitted from the certifications. Please note that we have included the parenthetical phrase in our certifications included in our quarterly reports on Form 10-Q filed during 2008 and filed subsequent to our annual report on Form 10-K for the year ended December 31, 2008. We simply did not include the parenthetical statement in the certifications for our annual report on Form 10-K for the year ended 2008 because we viewed the parenthetical as an instruction with respect to the annual report on Form 10-K. Based on your comment and other guidance by the Commission, we intend to include the parenthetical phrase in all future reports including our annual reports on Form 10-K. Because we believe we substantially complied with the intention and substance of the required certifications, if not the exact language, and because we view the omission as nothing more than a scrivener’s error, we respectfully request that compliance with this Comment 11 apply to future reports and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.

H. Roger Schwall
Securities and Exchange Commission
November 12, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Controls and Procedures
12.	We note your disclosure that “[e]xcept as set forth above, there have been no changes in our internal control over financial reporting that occurred during the [applicable period] that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:
          We note your comment and intend in future reports, when required, to state clearly whether there were changes in our internal control over financial reporting that occurred during the period that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We agree that following this method of disclosure will make it easier for the reader to understand whether material changes did occur during the period. Notwithstanding the foregoing, we believe that, although our former method of disclosing changes to our internal control over financial reporting followed by the “[e]xcept as set forth above” language is not as direct a statement as you suggest in this Comment 12, our disclosure is not materially misleading to the public holders of our common units. Therefore, we respectfully request that compliance with this Comment 12 apply to future reports if we have future material changes to our internal control over financial reporting and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008 or our quarterly report for the quarter ended September 30, 2008.
*****************
          Please do not hesitate to contact me at (713) 951-5864 if you have any questions.

Sincerely,
/s/ Thomas R. Lamme
Thomas R. Lamme

Annex A
3.77% Limited Partner Interest Eagle Rock Energy G&P, LLC "general partner of our general partner" Montierra Minerals & Production Entities 2,897,047 Common Units and Economic Interest in Incentive Distribution Rights "Montierra" Common Unitholders (not including Holdings, Montierra and LTIP units) 49,252,060 Common Units (2) Restricted Common Units (LTIP units) 793,739 Common Units Eagle Rock Energy Partners, L.P. "Eagle Rock" "we" "us" "our" 1.03% Limited Partner Interest 1.10% General Partner Interest 64.12% Limited Partner Interest 29.98% Limited Partner Interest 100% Ownership Interest Eagle Rock Holdings, L.P. 2,338,419 Common Units 20,691,495 Subordinated Units "Holdings" NGP Investors (including certain members of management) (1) 100% 0.001% General Partner Interest 99.999% Limited Partner Interest 100% Midstream Operating Subsidiaries NGP Investors (including certain members of Montierra's management) (1) Eagle Rock Energy GP, L.P. 844,551 General Partner Units Incentive Distribution Rights Upstream Operating Subsidiaries IDR Economic Interest Minerals Operating Subsidiaries (1) For a discussion of management’s ownership, see "Security Ownership of Certain Beneficial Owners and Management" on p. [x]. (2) Includes a total of 8,224,226 units owned by NGP funds and NGP Co-Investment funds.